SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING,
HELD ON JUNE 02, 2009

Date, time and place: Held on June 02, 2009, at 5:00 p.m., at Praça Comte Linneu Gomes, S/N, Portaria 3 – Prédio 07, Jardim Aeroporto, São Paulo, SP, in the Board of Directors’ Meeting Room (“Company”). Attendance: All the members of the Company’s Board of Directors. Presiding Board: Constantino de Oliveira Jr., as Chairman of the meeting; Henrique Constantino – to be the Secretary. Call: Waived, due to the attendance of all the members of the Company’s Board of Directors. Agenda: To resolve on: (i) approval for granting of guarantee by the Company; and (ii) homologation of the capital increase resolved by the Board of Directors on March 20, 2009. Resolutions: After the necessary explanations were provided, the members of the Board of Directors unanimously approved: (i) the granting of guarantee, by execution of a Guarantee Agreement by the Company, for the fulfillment of the obligations of VRG Linhas Aéreas S.A. in the Lease Agreements related to seven (7) Boeing B737-800 aircraft, with manufacturer’s serial numbers and delivery dates, respectively, 36149 (06/2009), 35829 (10/ 2009), to be defined (02/2010), 37600 (03/2010), to be defined (06/2010), 35838 (06/ 2010), and 35839 (07/ 2010), which Lease Agreements were entered into with RBS Aerospace Limited; and (ii) by reason of the increase of the capital stock of the Company, as resolved by the Board of Directors at a meeting held on March 20, 2009 (“RCA dated 03/20/2009”), in which the members of the Board of Directors resolved the issuance of 26,093,722 shares of the Company, of which six million, six hundred and six thousand, three hundred and sixty-six (6,606,366) are common shares and nineteen million, four hundred and eighty-seven thousand, three hundred and fifty-six (19,487,356) are preferred shares, of registered and book-entry type, with no face value, the legal timeframes for the exercise of the preemptive rights and other rights conferred upon the shareholders having elapsed, all of the 6,606,366 common shares and 19,487,356 preferred shares were subscribed, for the amounts, respectively, R$ 51,529,654.80 and R$ 152,001,376.80, whose issue price was fixed at R$ 7.80 per share, pursuant to the terms and conditions set forth in the RCA dated 03/20/2009. Accordingly, the members of the Board of Directors approved the homologation of the increase in the capital stock of the Company, as referred to above, from one billion, three hundred and sixty-three million, nine hundred and forty-five thousand, eight hundred and six reais and ninety-one cents (R$ 1,363,945,806.91) to one billion, five hundred and sixty-seven million, four hundred and seventy-six thousand, eight hundred and thirty-eight reais and fifty-one cents (R$ 1,567,476,838.51), an increase, therefore, of two hundred and three million, five hundred and thirty-one thousand, thirty-one reais and sixty cents (R$ 203,531,031.60), representing two hundred and twenty-eight million, three hundred and ninety-four thousand, three hundred and thirteen (228,394,313) shares of the Company, of which one hundred and fourteen million, one hundred and ninety-seven thousand, one hundred and fifty-eight (114,197,158) are common shares and one hundred and fourteen million, one hundred and ninety-seven thousand, one hundred and fifty-five (114,197,155) are preferred shares. The shares issued herein are identical to the shares already existing and shall be entitled to the same rights conferred to the other shares of the same kind, including receipt of dividends and interest on the own capital.

2

Adjournment of the Meeting and Drawing-up of the Minutes: After opening the floor to anyone who might intend to make use of it, and after no attendee did so, the meeting was adjourned for the time necessary to draw up these minutes. After reopening the Meeting, the minutes were read and checked by those attending the meeting and signed the document. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, June 02, 2009.

___________________________________________	___________________________________________
Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.